Dominion Gas Holdings, LLC	Exhibit 12.3
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)

			Years Ended December 31,
	Six Months Ended June 30, 2015	Twelve Months Ended June 30, 2015	2014	2013	2012	2011	2010
Earnings, as defined:
Income from continuing operations before income tax expense	$402	$828	$846	$762	$747	$549	$1,601
Distributed income from unconsolidated investees, less equity in earnings	(2)	4	(1)	(2)	2	2	(4)
Fixed charges included in income	41	62	39	43	65	64	76

Total earnings, as defined	$441	$894	$884	$803	$814	$615	$1,673

Fixed charges, as defined:
Interest charges	$35	$51	$28	$30	$51	$51	$65
Rental interest factor	6	11	11	13	14	13	11

Total fixed charges, as defined	$41	$62	$39	$43	$65	$64	$76

Ratio of Earnings to Fixed Charges	10.76	14.42	22.67	18.67	12.52	9.61	22.01